Exhibit 99.2

Azure Power Announces Resignation of Harsh Shah as Chief Executive Officer

NEW DELHI, August 29, 2022 -- Azure Power Global Limited (NYSE AZRE) today announced the resignation of its Chief Executive Officer, Mr. Harsh Shah, effective immediately.

Alan Rosling, Chairman of the Board, said “The Board has accepted Harsh’s resignation with deep regret. He joined us only from 1 July 2022 and we hoped that Harsh would be the leader to take the Company forward. However, we respect this unexpected decision and wish him and his family all the best for the future.”

Harsh added, “The Indian renewable energy sector is thriving with a great potential to play a leadership role in energy transition globally. Azure is certainly placed very well to seize the big growth opportunity that India presents, and I was looking forward to working with the team to deliver Azure’s potential. However, owing to unforeseen circumstances and matters beyond my control, I have decided to step down from my role of the Chief Executive Officer. I am thankful to the Board and the team for the warm welcome and support during my tenure and wish them luck to take Azure to greater heights.”

The Company will be releasing today a separate update on other matters including future leadership following Harsh’s departure.

About Azure Power

AZURE is a leading independent sustainable energy solutions provider and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets. Azure developed India’s first utility scale solar project in 2009, and since then, has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country. Azure also partners with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about Azure, visit: www.azurepower.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company files with the US Securities and Exchange Commission from time to time. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Exhibit 99.2

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